Exhibit 99.1

Brera Holdings PLC (d/b/a Solmate Infrastructure) Announces Reverse Share Split to Regain Compliance with Nasdaq’s Minimum Bid Price Rule

Dublin, Ireland, May 12, 2026 — Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT) today announced a 1-for-10 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares.

The Company’s board of directors approved the Reverse Share Split on May 1, 2026, and the Company obtained shareholder approval for the Reverse Share Split at an extraordinary general meeting on April 7, 2026.

The Company’s Class B ordinary shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “SLMT” and will begin trading on a split-adjusted basis when the market opens on May 14, 2026. The new CUSIP number for the Company’s Class B ordinary shares following the Reverse Share Split will be G13311132.

The Reverse Share Split is intended to enable the Company to regain compliance with Nasdaq Listing Rule 5550(a)(2), pursuant to which the Company is required to maintain a minimum bid price of at least $1 per share for continued listing on Nasdaq (the “Minimum Bid Price Rule”).

The Reverse Share Split will adjust the number of issued and outstanding Class B ordinary shares from approximately 83,874,383 shares to approximately 8,387,438 shares. There is no Class A ordinary share outstanding. Every 10 issued and outstanding ordinary shares of the Company as of the effective time will be consolidated into one ordinary share. In addition, the Reverse Share Split will effect a reduction in the number of shares issuable pursuant to the Company’s equity awards, warrants, and convertible preferred shares outstanding as of the effective time of the Reverse Share Split with a corresponding increase in the exercise or conversion price per share. The other terms of the ordinary shares of the Company are not affected by the Reverse Share Split.

No fractional shares will be issued in connection with the Reverse Share Split. All fractional entitlements to shares will be combined, aggregated and then sold in the market. Equiniti Trust Company, LLC is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders are not required to take any action to receive post-Reverse Share Split shares. Shareholders who are holding their shares in electronic form at brokerage firms need not take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Additional information about the Reverse Share Split can be found in the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2026, and April 28, 2026, which are available free of charge at the SEC’s website, www.sec.gov, and on the Company’s website at www.solmate.com.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. For additional information, please visit www.solmate.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the effectuation of the Reverse Share Split; the Company’s ability to regain compliance with the Minimum Bid Price Rule; and the Company’s expectation that it will regain compliance with the Minimum Bid Price Rule once the Reverse Share Split is effectuated. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq hearings panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Investors

John Ragozzino Jr., CFA

Solmate@icrinc.com